*** Confidential material redacted and filed separately with the Securities and Exchange Commission

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

Pursuant to 17 C.F.R. § 200.83

January 29, 2015

Confidential Treatment Requested By Invitae Corporation

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                       John Reynolds

Hillary Daniels

Tia Jenkins

Re:                             Invitae Corporation

Registration Statement on Form S-1

Commission File No. 333-201433

Ladies and Gentlemen:

Invitae Corporation (the “Registrant”) is hereby providing the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with redacted portions of the “Capitalization” and “Dilution” sections of its Registration Statement on Form S-1 which reflect preliminary pricing information in order to assist the Staff in its review of the above-referenced Registration Statement. The Registrant has also revised the Registration Statement to reflect the Registrant’s current expectation that it will grant options at the mid-point of the proposed preliminary price range later this week or next week, as previously communicated to the Staff. The aforementioned pages of the Registration Statement are attached hereto as Annex A.   In consultation with the lead underwriter for the initial public offering (“IPO”), the Registrant currently anticipates that its preliminary estimated indicative IPO price range is between $*** and $*** per share (or $*** to $*** after giving effect to a proposed 1-for-*** reverse stock split to be effected prior to completion of the IPO).

www.pillsburylaw.com

U.S. Securities and Exchange Commission

January 29, 2015

The par value per share and the authorized number of shares of common stock and preferred stock will not be adjusted as a result of the reverse stock split.  All issued and outstanding shares of common stock, options to purchase common stock and related per share amounts have been retroactively adjusted to reflect the reverse stock split.  A proportional adjustment to the conversion ratio for each series of preferred stock is also presented in connection with the reverse stock split.  Accordingly, the preferred stock conversion ratio and resulting number of shares of common stock to be issued upon conversion of the preferred stock into common stock upon the completion of the offering have also been retroactively adjusted.

Please let us know if you have any questions or need additional information.  You may contact the undersigned at (650) 233-4670.

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:	Invitae Corporation
Randal W. Scott, Ph.D.
Lee Bendekgey

Cooley LLP
Charles S. Kim
David Peinsipp
Andrew S. Williamson

Pillsbury Winthrop Shaw Pittman LLP
Mike Hird
Patty DeGaetano

www.pillsburylaw.com

U.S. Securities and Exchange Commission

January 29, 2015

ANNEX A

www.pillsburylaw.com

*** Confidential material redacted and filed separately with the Securities and Exchange Commission

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014, as follows:

•                  on an actual basis;

•                  on a pro forma basis to give effect to the issuance of an aggregate of 35,500,000 shares of our Series F convertible preferred stock in October 2014 and the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2014 and the Series F convertible preferred stock into an aggregate of *** shares of our common stock immediately prior to the completion of this offering; and

•                  on a pro forma as adjusted basis to give further effect to the receipt of the estimated net proceeds from the sale of *** shares of common stock in this offering at a price of $*** per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

You should read this table in conjunction with “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2014
(In thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
	(Unaudited)
Cash and cash equivalents	$59,138	$127,589	$ ***
Capital lease obligation	$1,377	$1,377	$ ***
Convertible preferred stock, par value $0.0001 per share: 116,131,524 shares authorized, 105,631,524 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	133,907	—	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.0001 per share: no shares authorized, issued or outstanding, actual or pro forma; 20,000,000 shares authorized, no shares issued or outstanding pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share: 135,131,524 shares authorized, *** shares issued and outstanding, actual; 400,000,000 shares authorized, *** shares issued and outstanding, pro forma; *** shares issued and outstanding, pro forma as adjusted	—	***	***
Additional paid-in capital	1,108	203,464	***
Accumulated deficit	(69,875)	(69,875)	***
Total stockholders’ equity (deficit)	(68,767)	133,591	***
Total capitalization	$66,517	$134,968	$ ***

(1)   A $1.00 increase (decrease) in the assumed initial public offering price of *** per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total capitalization

*** Confidential material redacted and filed separately with the Securities and Exchange Commission and total stockholders’ equity (deficit) by $*** million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total capitalization and total stockholders’ equity (deficit) by approximately $*** million, assuming an initial public offering price of $*** per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters’ exercise their option to purchase additional shares in full, pro forma as adjusted cash and cash equivalents, common stock, additional paid-in capital, total stockholders’ equity and shares issued and outstanding as of September 30, 2014 would be $***, $***, $***, $*** and ***, respectively.

The number of shares of common stock in the table above is based on *** shares outstanding as of September 30, 2014, after giving effect to the automatic conversion immediately prior to the completion of this offering of all outstanding shares of our convertible preferred stock into an aggregate of *** shares of common stock (which includes an aggregate of *** shares of common stock issuable upon the conversion of Series F convertible preferred stock issued in October 2014), and excludes:

•                  *** shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, at a weighted-average exercise price of $*** per share;

•                  *** shares of common stock issued in connection with the early exercise of options, which are subject to our right of repurchase as of September 30, 2014;

•                  *** shares of common stock reserved for future issuance under our 2010 Stock Plan as of September 30, 2014;

•                  *** shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Stock Plan, which will become effective in connection with this offering; and

•                  *** shares of common stock, subject to an increase on an annual basis, reserved for future issuance under the ESPP, which will become effective in connection with this offering.

Subsequent to September 30, 2014, we granted options to purchase *** shares of common stock at a weighted-average exercise price of $*** per share.

*** Confidential material redacted and filed separately with the Securities and Exchange Commission

Dilution

If you purchase our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book deficit of our common stock as of September 30, 2014 was approximately $69.2 million, or approximately $*** per share, based on *** shares of common stock outstanding as of September 30, 2014. Net tangible book value per share is determined by dividing the number of shares of common stock outstanding as of September 30, 2014 into our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock.

On a pro forma basis, after giving effect to the sale of an aggregate of 35,500,000 shares of our Series F convertible preferred stock in October 2014 at $2.00 per share and the automatic conversion of all of our outstanding convertible preferred stock into an aggregate of *** shares of common stock which will occur immediately prior to the completion of this offering, our pro forma net tangible book value as of September 30, 2014 would have been $*** million, or $*** per share.

On a pro forma as adjusted basis, after giving additional effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $*** per share, the midpoint of the price range set forth on the front cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2014 would have been $*** million, or $*** per share. This represents an immediate increase in pro forma net tangible book value of $*** per share to existing stockholders and an immediate dilution of $*** per share to new investors purchasing shares in this offering, as illustrated by the following table:

Assumed initial public offering price per share			$	***
Pro forma net tangible book value per share as of September 30, 2014	$	***
Increase in pro forma net tangible book value per share attributable to new investors	***
Pro forma as adjusted net tangible book value per share after this offering			***
Dilution per share to investors in this offering			$	***

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma as adjusted net tangible book value by approximately $*** million, or approximately $*** per share, and the pro forma dilution per share to investors in this offering by approximately $***, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) pro forma as adjusted net tangible book value by approximately $*** million, or $*** per share, and the pro forma dilution per share to investors in this offering by $***. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell in this offering and other terms of this offering.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $*** per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $*** per share and the dilution to new investors purchasing shares in this offering would be $*** per share.

*** Confidential material redacted and filed separately with the Securities and Exchange Commission

The following table presents, on a pro forma as adjusted basis as of September 30, 2014, the differences between existing stockholders and purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid and the average price paid per share assuming with respect to the purchasers of shares in this offering an initial public offering price of $*** per share, the midpoint of the price range on the cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated expenses payable by us:

	Total shares			Total consideration			Average price
	Number	Percent		Amount	Percent		per share
Existing stockholders before this offering	***	***	%	$207,260,240	***	%	$	***
Investors participating in this offering	***	***		***	***		$	***
Total	***	100%		$ ***	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $*** per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $*** million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $*** million, assuming an initial public offering price of $*** per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, existing stockholders would own ***% and new investors would own ***% of the total number of shares of our common stock outstanding immediately after this offering.

The foregoing is based on *** shares outstanding as of September 30, 2014 after giving effect to the automatic conversion immediately prior to the completion of this offering of all outstanding shares of our convertible preferred stock into an aggregate of *** shares of common stock (which includes an aggregate of *** shares of common stock issuable upon the conversion of Series F convertible preferred stock issued in October 2014), and excludes:

•                  *** shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, at a weighted-average exercise price of $*** per share;

•                  *** shares of common stock issued in connection with the early exercise of options, which are subject to our right of repurchase as of September 30, 2014;

•                  *** shares of common stock reserved for future issuance under our 2010 Stock Plan as of September 30, 2014;

•                  *** shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Stock Plan, which will become effective in connection with this offering; and

•                  *** shares of common stock, subject to an increase on an annual basis, reserved for future issuance under the ESPP.

Subsequent to September 30, 2014, we granted options to purchase *** shares of common stock at a weighted-average exercise price of $*** per share. To the extent that any outstanding options are exercised or new options are issued under our 2010 Stock Plan, there will be further dilution to investors participating in this offering.

*** Confidential material redacted and filed separately with the Securities and Exchange Commission

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Dividend yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

In addition to the Black-Scholes assumptions, we estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to stock-based compensation in future periods.

Historically, for all periods prior to this initial public offering, the fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; progress of our research and development efforts; our operating and financial performance, including our levels of available capital resources; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; sales of our convertible preferred stock in arms’-length transactions; the valuation of publicly traded companies in our industry, as well as recently completed mergers and acquisitions of peer companies; equity market conditions affecting comparable public companies; and the lack of marketability of our common stock.

In determining a fair value for our common stock, we estimated the enterprise value of our business using the market approach or option pricing back-solve method. The estimated enterprise value is then allocated to the common stock using the Option Pricing Method, or OPM, and the Probability Weighted Expected Return Method, or PWERM, or the hybrid method. The hybrid method applied the PWERM utilizing the probability of two exit scenarios, going public or being acquired, and the OPM was utilized in the remaining private scenario.

Subsequent to December 31, 2013, we granted options to purchase shares of our common stock on February 28, 2014 and October 15, 2014 to the following executive officers: (1) Sean E. George, *** shares on each date; (2) Lee Bendekgey, *** shares and *** shares, respectively; and (3) Lisa Alderson, *** shares and *** shares, respectively. Each option has an exercise price of $*** and $*** per share, respectively, which our board of directors determined to constitute at least 100% of the current fair market value of our common stock on the date of grant. In each of the periods presented, the exercise price per share for each stock option was the same as the fair value of our common stock on the date of grant as determined by our board of directors, other than with respect to options to purchase an aggregate of *** shares of common stock granted in January and February 2014 and options to purchase an aggregate of *** shares of common stock granted in May 2014. We subsequently performed a reassessment of the fair value of the common stock underlying the stock options granted on these dates, and for financial reporting purposes reassessed the fair value of these grants ranging from $*** to $*** per share and correspondingly recognized additional stock-based compensation expense

*** Confidential material redacted and filed separately with the Securities and Exchange Commission during the nine months ended September 30, 2014. The shares vest 25% on the one-year anniversary of the grant date and 1/48th  of the shares vest each month thereafter for the remaining three years. In addition, on October 24, 2014, we granted Geoffrey S. Crouse, one of our directors, an option to purchase *** shares vesting in equal monthly installments over one year, commencing on February 27, 2014. Such option has an exercise price of $*** per share, which our board of directors determined to constitute at least 100% of the current fair market value of our common stock on the date of grant.

In addition, we granted options to purchase shares of our common stock to non-executive officer employees and consultants on various dates after December 31, 2013 as follows: (1) *** shares with a per share exercise price of $*** were granted on January 16, 2014; (2) *** shares with a per share exercise price of $*** were granted on February 28, 2014; (3) *** shares with a per share exercise price of $*** were granted on May 15, 2014; (4) *** shares with a per share exercise price of $*** were granted on May 19, 2014; (5) *** shares with a per share exercise price of $*** were granted on October 15, 2014; (6) *** shares with a per share exercise price of $*** were granted on October 24, 2014; and (7) *** shares with a per share exercise price of $*** were granted on January     , 2015.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

The intrinsic value of all outstanding options as of September 30, 2014 was $*** million based on the estimated fair value of our common stock of $*** per share, the midpoint of the price range set forth on the cover page of this prospectus.

Deferred tax assets

We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

As of December 31, 2013, our total gross deferred tax assets were $13.8 million. Due to our lack of earnings history and uncertainties surrounding our ability to generate future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The deferred tax assets were primarily comprised of federal and state tax net operating losses and tax credit carryforwards. Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to historical or future ownership percentage change rules provided by the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of certain net operating loss and tax credit carryforwards before their utilization.